Todd Shipyards Corporation Announces Quarterly Financial Results for January 2, 2005

VIA FACSIMILE CONTACT: SUMMER O'CONNOR
TOTAL PAGES - 3 SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...February 8, 2005...Todd Shipyards Corporation (the "Company") announced financial results for the third quarter ended January 2, 2005. In accordance with the Company's policy of ending its fiscal year on the Sunday nearest March 31, the Company's fiscal year 2005 will end on April 3, 2005 and include 53 weeks. Accordingly, although the respective fiscal 2005 and 2004 third quarters were each comprised of 13 week periods, the 9 month period ended January 2, 2005 contained 40 weeks rather than the 39 weeks included in the prior year 9 month period ended December 28, 2003.

For the quarter, the Company reported net income of $1.3 million or $0.24 per diluted share on revenue of $21.4 million. For the nine month period then ended, the Company reported net income of $5.0 million or $0.90 per diluted share on revenue of $90.1 million. For the prior year third quarter ended December 28, 2003, the Company reported net income of $1.7 million or $0.31 per diluted share on revenue of $40.3 million. For the nine month period then ended, the Company reported net income of $1.5 million or $0.27 per diluted share on revenue of $105.9 million.

The Company's third quarter revenue of $21.4 million reflects a decrease of $19.0 million (47.0%) from the same period last fiscal year. The quarter-to-quarter decrease is primarily attributable to lower Navy volumes and less US Coast Guard and commercial ship repair activity. This volume decrease was partially offset by submarine work and high incentive performance fees awarded in the quarter. Revenues for the first nine months of fiscal year 2005 of $90.1 million reflect a decrease of $15.8 million (14.9%) from fiscal year 2004 comparable periods. The decrease in the first nine months of fiscal year 2005 is attributable to lower volumes of Navy, US Coast Guard and commercial ship repair activity partially offset by submarine work for Electric Boat Corporation.

For the quarter ended January 2, 2005 the Company reported operating income of $1.8 million. In the prior year quarter ended December 28, 2003, the Company reported operating income of $1.5 million. The increase in operating income for the third quarter of fiscal year 2005 from the third quarter of fiscal year 2004 is attributable to high incentive performance fees awarded in the quarter and higher margins in all areas of the Company's operations, offset by the overall decrease in volume.

For the nine month period then ended, the Company reported operating income of $6.7 million, an increase of $6.3 million from operating income reported during the comparable prior nine month period. The increase in operating income during the first nine months of fiscal year 2005 is attributable to two factors. First, the margin improvement and incentive performance fees as discussed above. Second, as previously reported, the first quarter of fiscal year 2004 included a $2.5 million charge related to the unanticipated bankruptcy of one of the Company's former workers compensation insurers.

For the third quarter and nine month periods ending January 2, 2005, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.2 million and $0.6 million, respectively. During the same periods ending December 28, 2003, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $1.2 million and $1.9 million, respectively.

For the quarter ended January 2, 2005, the Company recorded $0.7 million in federal income tax expense. During the nine month period then ended, the Company recorded $2.4 million in federal income tax expense. During the same periods ended December 28, 2003, the Company recorded $0.9 million and $0.8 million in federal income tax expense, respectively.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended January 2, 2005 and December 28, 2003
(in thousands of dollars, except per share data)

	Quarter Ended		Nine Months Ended
	01/02/05	12/28/03	01/02/05	12/28/03
Revenues	$21,353	$40,305	$90,068	$105,876

Operating expenses:
Cost of revenues	11,877	27,937	57,242	76,637
Administrative and manufacturing
overhead expenses	7,729	10,872	26,067	29,048
Environmental reserve provision	-	-	125	-
Other - insurance settlements	(32)	(22)	(87)	(226)
	---------	---------	---------	----------
Total operating expenses	19,574	38,787	83,347	105,459

Operating income	1,779	1,518	6,721	417

Investment and other income	230	952	635	1,501
Gain on sales of
available-for-sale securities	(1)	207	(8)	393
	-------	-------	-------	-------
Income before income taxes	2,008	2,677	7,348	2,311
Income tax (expense)	(678)	(941)	(2,366)	(815)
	--------	--------	--------	--------
Net income	$1,330	$1,736	$4,982	$1,496
	--------	--------	--------	--------
Net income per Common Share:
Diluted	$0.24	$0.31	$0.90	$0.27
	====	====	====	====
Number of shares used in the
calculation of earnings per share
(thousands)	5,563	5,624	5,561	5,580
	====	====	====	====

A copy of the Company's financial statements for the quarter and nine-months ended January 2, 2005 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. This earnings report should be read in conjunction with the Company's Form 10-Q .

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
January 2, 2005 and March 28, 2004
(in thousands of dollars)

	01/02/05		03/28/04
	(Unaudited	)	(Audited	)
ASSETS
Cash and cash equivalents:	$ 1,425		$ 1,328
Securities available-for-sale	33,904		30,682
Accounts receivable, net	13,053		7,630
Insurance receivable - current	12,145		13,500
Other current assets	7,696		17,690
	---------		---------
Total Current Assets	68,223		70,830

Property, plant and equipment, net	27,181		28,244
Deferred pension asset	28,601		28,725
Insurance receivable	13,868		15,748
Other long-term assets	3,803		4,355
	------------		-----------
Total Assets	$141,676		$147,902
	=======		=======

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
accruals including taxes payable	$ 9,262		$ 17,012
Environmental and other reserves - current	12,145		13,500
Other current liabilities	4,445		3,956
	------------		-----------
Total Current Liabilities	25,852		34,468

Environmental and other reserves	16,516		18,511
Accrued post retirement benefits	15,404		15,791
Other non-current liabilities	8,955		7,761
	------------		-----------
Total Liabilities	66,727		76,531

Total Stockholders' Equity	74,949		71,371
Total Liabilities and	------------		-----------
Stockholders' Equity	$141,676		$147,902
	=======		=======

A copy of the Company's financial statements for the quarter and nine-months ended January 2, 2005 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. This earnings report should be read in conjunction with the Company's Form 10-Q .